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deborah.smith@linklaters.com

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

02076181

September 6, 2002

SUPPL

Ladies and Gentlemen

Rule 12g3-2(b) Submission - File No. 82-5180

On behalf of our client, Coca-Cola Hellenic Bottling Company, S.A., we are enclosing a copy of a press release issued on September 6, 2002. This press releas has been filed with the Company Announcements Office of the London Stock Exchange pursuant to Rule 9.1 of the London Stock Exchange Listing Rules, as well as with the Australian Stock Exchange. This documents is essentially an English version of the same document that was submitted to the Athens Stock Exchange and, to that extent, serves as the English version of that filings.

Should you have any questions about the enclosed submission, please contact me (collect) at (+44 20) 7456 3384.

Yours sincerely

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

RECEIVED
SEP 16 2002
160

Deborah Smith

cc Jan Gustavsson, *(Coca-Cola HBC)*

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

NOT FOR DISTRIBUTION IN THE UNITED STATES OF AMERICA

Coca-Cola HBC To Pursue US Listing

Coca-Cola Hellenic Bottling Company S.A. ("CCHBC", Athens: EEEK) confirmed today its intention to apply for a listing of its shares on the New York Stock Exchange, as previously announced on May 20, 2002.

CCHBC also announced that two of its major shareholders, Socomex S.A., of the Kar-Tess Group, and The Coca-Cola Company (NYSE: KO) have informed CCHBC that they intend to make a secondary offering of up to 13.0 million shares of CCHBC stock concurrently with the listing. This would represent up to 5.5% of CCHBC's outstanding share capital. Up to 8.3 million shares are expected to be offered by Socomex S.A. and up to 4.7 million shares are expected to be offered by Refreshments Product Services Inc. a subsidiary of The Coca-Cola Company. The shares are expected to be offered in the United States and International markets in the form of American Depositary Receipts or ordinary shares. The offering is subject to general market conditions and regulatory approval.

As previously communicated, CCHBC has no plans to raise additional equity capital and will not be participating in this offering. CCHBC expects to file a registration statement on Form F-1 with the United States Securities and Exchange Commission during the course of the next two to three weeks.

Mr Irial Finan, Managing Director of CCHBC said "we anticipate that the development of an active market on the New York Stock Exchange, where most of our peer companies are listed, will benefit all of our shareholders. The Kar-Tess Group companies and The Coca-Cola Company have reiterated their continued commitment to us and have confirmed their intention to remain active and significant shareholders of CCHBC, as anticipated by their shareholders' agreement."

On completion of the offering, assuming the maximum number of shares is sold, the Kar-Tess Group companies will hold approximately 38% of CCHBC's share capital and The Coca-Cola Company will hold approximately 22% of CCHBC's share capital.

CCHBC is one of the largest bottlers of non-alcoholic beverages in Europe and the second largest Coca-Cola bottler in the world by sales volume, operating in 26 countries with a total population of more than 500 million. CCHBC shares are listed on the Athens Stock Exchange, with secondary listings on the London and Australian Stock Exchanges.

6 September 2002

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE IN THE UNITED STATES OR ELSEWHERE. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM CCHBC WHEN IT BECOMES AVAILABLE. THE PROSPECTUS WILL CONTAIN DETAILED INFORMATION ABOUT CCHBC AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

* * *

ENQUIRIES:

Coca-Cola HBC — **Tel: +30 (0) 10 618 3100**
Melina Androutsopoulou
Director of Investor Relations & Business Development

Bill Douglas — **Tel: +30 (0) 10 618 3100**
Chief Financial Officer

College Hill — **Tel: +44 (0) 207 457 2020**
Tony Friend — Email: tony.friend@collegehill.com
Lisa Pearson — Email: lisa.pearson@collegehill.com